

Nasdaq Regulation

Nasdaq

William Slattery
Vice President
Listing Qualifications

October 8, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 6, 2020, The Nasdaq Stock Market LLC (the "Exchange") received from Montes Archimedes Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A common stock, $0.0001 par value per share, and one-half of one redeemable warrant

Class A common stock included as part of the Units

Warrants included as part of the Units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

William Slattery